Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On March 10, 2025, or the Effective Date, Jeffs’ Brands Ltd, or the Company, or Jeffs’ Brands, entered into a purchase agreement, or the Agreement, with Smart Repair Pro, a wholly-owned subsidiary of the Company, or Smart Repair, Pure NJ Logistics LLC, or Pure Logistics, a New Jersey limited liability company that operates a strategically located logistics center in New Jersey, and current holders of the issued and outstanding equity interests of Pure Logistics, L.I.A. Pure Capital Ltd., Eliyahu Yoresh and Tal Yoresh, or the Sellers, pursuant to which, on the terms and subject to the conditions of the Agreement, the Sellers will sell to Smart Repair, and Smart Repair will purchase from the Sellers, all of the issued and outstanding equity interests of Pure Logistics, for an aggregate purchase price of approximately $2.6 million, or the Acquisition.

The unaudited pro forma condensed combined balance sheets are based on the individual historical balance sheets of the Company and Pure Logistics, prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, as of June 30, 2024, and has been prepared to reflect the effect of the Acquisition as if it had occurred on June 30, 2024. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 and for the six months period ended June 30, 2024, gives effect to the Acquisition as if it had occurred on January 1, 2023, the beginning of the Company’s fiscal year. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the Acquisition; 2) factually supportable; and 3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma financial statements were prepared in accordance with Article 11 of the U.S. Securities and Exchange Commission, or SEC, Regulation S-X, or Article 11 of Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the Company’s historical unaudited financial statements for the six months period ended June 30, 2024, included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC by Jeffs’ Brands on September 30, 2024, the Company’s historical audited financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed to the SEC by Jeffs’ Brands on April 1, 2024, the historical audited financial information of Pure Logistics for the period ended December 31, 2023 and December 31, 2022 included as Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K and the historical unaudited financial information of Pure Logistics for the periods ended June 30, 2024 included as Exhibit 99.4 5 to this Form 6-K.

The unaudited pro forma combined condensed financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have resulted had the Acquisition described above been consummated at the dates indicated, nor is it necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

As of June 30, 2024

(U.S. dollars in thousands)

	Jeffs’ Brands Ltd	Pure Logistics LLC	Transaction Accounting Adjustments			Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$2,815	$14		$(2,347)	3(a)	$481
Restricted deposit	17	247		-		264
Trade receivables	396	275		(35)	3(b)	636
Other receivables	445	16		-		461
Related party receivables	53	-		-		53
Inventory	4,354	-		-		4,354

Total Current Assets	8,080	552		(2,382)		6,250

Non-current assets:
Property, plant and equipment, net	61	227		-		288
Investment accounted for using the equity method	1,695	-		-		1,695
Investment at fair value	11	-		-		11
Intangible assets, net	5,330	1,200		1,630	3(a)	8,160
Deferred taxes	195	-		(195)	3(a)	-
Operating lease right-of-use assets	86	6,105				6,191

Total Non-current Assets	7,378	7,531		1,435		16,345

Total Assets	$15,458	8,084		(947)		22,595

Liabilities
Current liabilities:
Trade payables	$521	$24	$			$545
Short term loans
Other accounts payable	1,293	885		(35)	3(b)	2,143
Deferred tax liability	-	-		226	3(a)	226
Related parties payables	31			500	3(a)	531

Total Current liabilities	1,845	909		691		3,445

Non-current liabilities:
Lease liability	14	5,535		-		5,549
Loans from related parties	-	1,122		(1,122)	3(a)	-
Derivative Liability	6,406			-		6,406

Total None Current liabilities	6,420	6,657		(1,122)		11,955

Total Liabilities	$8,265	7,566		(431)		15,401

Shareholders’ Equity:
Ordinary shares, no par value per share
Additional paid-in-capital	$19,344	$561		$(561)	3(c)	$19,344
Reserve from share-based payment transactions				-
Warrants				-
Accumulated deficit	(12,151)	(43)		433	(c)	(12,151)

TOTAL SHAREHOLDERS’ EQUITY	7,193	517		(517)		7,193

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,458	8,084		(947)		22,595

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the six month period ended June 30, 2024

(U.S. dollars in thousands)

	Jeffs’ Brands Ltd		Pure Logistics LLC		Transaction Accounting Adjustments		Pro Forma
Revenues	$6,198		$1,254		$(221)	3(d)	$7,231

Cost of goods sold	(5,441)		(997)		221	3(d)	(6,217)

Gross profit	757		257				1,014

Sales and marketing	603		42		-		645
General and administrative	2,413		180		-		2,593
Equity Loses	245						245
Other income	(60)						(60)

Operating loss	(2,444)		35		-		(2,409)

Finance expenses ,net	1,367		11				1,378

Loss before taxes	(3,811)		24				(3,787)
Tax expenses	64		-		-		64

Net loss for the period	(3,875)		24				(3,851)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted	429,713	(*)	429,713	(*)			429,713	(*)

Loss per ordinary share (basic and diluted)	(9.02	)(*)	(0.05	)(*)			(8.97	)(*)

(*)	Share and per share data in these condensed consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected on November 20, 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the period ended December 31, 2023

(U.S. dollars in thousands)

	Jeffs’ Brands Ltd		Pure Logistics LLC		Transaction Accounting Adjustments		Pro Forma
Revenues	$10,008		2,438		(545)	3(d)	11,901

Cost of goods sold	(9,032)		(2,281)		545	3(d)	10,768

Gross profit	976		157		-		1,133

Sales and marketing	833		28		-		861
General and administrative	4,262		293		-		4,555
Equity Loses	1,249		-		-		1,249
Other income	(279)		-		-		(279)

Operating loss	(5,089)		(164)		-		(5,253)

Finance expenses (income), net	(523)		21		-		(502)

Loss before taxes	(4,566)		(185)		-		(4,751)
Tax expenses	32		-		-		32

Net loss for the period	(4,598)		(185)		-		(4,783)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted	91,114	(*)	91,114	(*)			91,114	(*)

Loss per ordinary share (basic and diluted)	(50.5	)(*)	(2	)(*)			(52.5	)(*)

(*)	Share and per share data in these condensed consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected on November 20, 2024.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Note 1 - Basis of presentation

The unaudited pro forma condensed combined statement of operations for the six months period ended June 30, 2024, was derived from the Company’s unaudited consolidated financial statements for the six month period ended June 30, 2024 included as Exhibit 99.1 in the Report of Foreign Private Issuer on Form 6-K furnished to the SEC by Jeffs Brands on September 30, 2024 and from the unaudited historical financial information of Pure Logistics for the same period included as Exhibit 99.4 in this Form 6-K, and has been prepared as if the Acquisition had occurred on January 1, 2023. The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2023, presents pro forma effect to the Acquisition as if it had been completed on January 1, 2023 and was derived from the Company’s historical audited financial statements for the year ended December 31, 2023 included in the Annual Report on Form 20-F filed to the SEC by Jeffs’ Brands on April 1, 2024 and the historical audited financial information of Pure Logistics for the period ended December 31, 2023 and December 31, 2022 included as Exhibit 99.3 to this Form 6-K.

The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the Acquisition in accordance with U.S. GAAP.

The unaudited pro forma condensed combined balance sheets as of June 30, 2024, assumes that the Acquisition occurred on June 30, 2024.

The unaudited pro forma condensed combined statement of balance sheets as of June 30, 2024, has been prepared using, and should be read in conjunction with, the following:

●	Jeffs Brands’ unaudited consolidated statement of balance sheets as of June 30, 2024, and the related notes, included as Exhibit 99.1 in the Report of Foreign Private Issuer on Form 6-K furnished to the SEC by Jeffs Brands’ on September 30, 2024; and

●	Pure Logistics’ unaudited interim consolidated balance sheets as of June 30, 2024, and the related notes, included as Exhibit 99.4 to this Form 6-K.

The unaudited pro forma condensed combined statement of operations for the six months period ended June 30, 2024 and the period ended December 31, 2023, have been prepared using, and should be read in conjunction with, the following:

●	Jeffs Brands’ unaudited consolidated statement of operations for the six months period ended June 30, 2024, and the related notes attached as Exhibit 99.1 in the Report of Foreign Private Issuer on Form 6-K furnished to the SEC by Jeffs Brands’ on September 30, 2024;

●	Jeffs Brands’ audited consolidated statement of operations for the period ended December 31, 2023, and the related notes included in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC by Jeffs; Brands on April 1, 2024;

●	Pure Logistics’ unaudited consolidated statement of comprehensive income for the six months period ended June 30, 2024, and the related notes attached as Exhibit 99.4 to this Form 6-K; and

●	Pure Logistics’ audited consolidated statement of comprehensive income for the periods ended December 31, 2023 and December 31, 2022, and the related notes attached as Exhibit 99.3 to this Form 6-K.

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Acquisition.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Acquisition are based on certain currently available information and certain assumptions and methodologies that Jeffs Brands’ believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Jeffs Brands’ believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Acquisition based on information available to management at the time of the Effective Date and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or balance sheets that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual balance sheets and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction, or Transaction Accounting Adjustments, and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, or Management’s Adjustments. Jeffs Brands’ has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company following consummation of the Acquisition filed consolidated income tax returns during the periods presented.

Note 3 - Pro Forma Adjustments

The following describes the pro forma adjustments related to the Acquisition, that have been made in the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 and the six months period ended June 30, 2024, giving effect to the Acquisition as if it had been consummated on January 1, 2023, and in the accompanying unaudited pro forma condensed combined balance sheets as of June 30, 2024, giving effect of the Acquisition as if it had occurred on June 30, 2024, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a)	The preliminary purchase price allocation is as follows (in thousand):

Cash payment		$2,347
Deferred cash consideration		500
Total consideration		2,847

Less: Acquired tangible net assets		517
Less: Short-term loans		1,122
Excess purchase price		1,208

Fair value adjustments:
Intangible asset – customer relationships	1,406
Deferred tax liabilities	(422)
Total fair value adjustments		984

Goodwill		224

The cash payment in the aggregate amount of approximately $2.3 million is to be paid upon the Closing of the Acquisition.

The deferred cash consideration represents the cash deferred payment to be made through promissory notes in the aggregate principal amount of $500 thousand, pro-rated to each Seller’s percentage of ownership in Pure Logistics, bearing an annual interest rate of 9%, to be issued by Smart Repair to the Sellers at the Closing, to be repaid by Smart Repair in ten monthly installments of $50 thousand each, pro-rated to each Seller’s percentage of ownership in Pure Logistics, starting after the sixth month anniversary of the closing of the Acquisition. The deferred cash consideration was deemed to approximate their fair value.

The pro forma adjustments give effect to the forward acquisition accounting, and specifically:

(1) to recognize $1,406 thousand of Pure Logistics’ identified intangible assets comprised of customer relationships with an 5-year useful life;

(2) to recognize $422 thousand of Pure Logistics’ deferred tax liabilities associated with the identified intangible assets; and

(3) to recognize Pure Logistics’ goodwill of $224 thousand.

(b)	Represents intercompany balance outstanding as of June 30 ,2024.

(c)	Represents the consolidation equity elimination upon consolidation of Pure Logistics.

(d)	Represents intercompany transactions between Smart Repair and Pure Logistics for the period.